Putnam Investments
One Post Office Square
Boston, MA 02109

April 13, 2017

BY EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jaea Hahn

Re:	Putnam Funds Trust (the “Trust”)
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14
File Number: 333-216759

Dear Ms. Hahn:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Trust respectfully requests the effectiveness of the above-referenced pre-effective amendment to its registration statement (the “Registration Statement”) on Form N-14 be accelerated to April 13, 2017, or as soon thereafter as practicable.

Please call Caitlin Robinson at (617) 760-0044 as soon as the Registration Statement has been declared effective.

Very truly yours,

By: /s/ Caitlin E. Robinson
Name: Caitlin E. Robinson
Title: Counsel

cc:	Peter T. Fariel, Esq., Putnam Investments
James E. Thomas, Esq., Ropes & Gray LLP

Putnam Retail Management
One Post Office Square
Boston, MA 02109

April 13, 2017

BY EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jaea Hahn

Re:	Putnam Funds Trust (the “Trust”)
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14
File Number: 333-216759

Dear Ms. Hahn:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Putnam Retail Management, as principal underwriter of shares of the Trust hereby joins in the request of the Trust for acceleration of the effective date of the above-referenced pre-effective amendment to the Trust’s registration statement on Form N-14 so that it becomes effective on April 13, 2017, or as soon thereafter as practicable.

Very truly yours,

By: /s/ Caitlin E. Robinson
Name: Caitlin E. Robinson
Title: Counsel

cc:	Peter T. Fariel, Esq., Putnam Investments
James E. Thomas, Esq., Ropes & Gray LLP